BIGGEST LITTLE INVESTMENTS, L.P.
                              1175 W. Moana Lane
                                Reno, NV 89509
                                 775.825.3355


June 27, 2006

VIA EDGAR
Ms. Amanda B. Roberts
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Biggest Little Investments, L.P.
    Form 8-K filed on June 21, 2006 by Biggest Little Investments, L.P. File Number 000-16856

Dear Ms. Roberts:

     We are in receipt of the letter of the Division of Corporate Finance dated June 23, 2006 containing your comments (the "Comment Letter") on the Current Report on Form 8-K of Biggest Little Investments, L.P. (the "Partnership"). As you requested in the Comment Letter, please be advised that we acknowledge the following:

     - We are responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 Very truly yours,

                                 Maxum LLC, General Partner

                                 /s/ Ben Farahi

                                By:  Ben Farahi, Manager